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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                               (FINAL AMENDMENT)

                                       TO

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                            INTELLIGENT CONTROLS, INC.
                                (Name of Issuer)

                            INTELLIGENT CONTROLS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  45815R 10 0
                     (CUSIP Number of Class of Securities)

                               Sharon L. Binette
                       Director of Shareholder Relations
                           Intelligent Controls, Inc.
                          74 Industrial Park Road
                                Saco, Maine 04072
                                (207) 283-0156
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Gregory S. Fryer, Esq.
                               Verrill & Dana LLP
                         One Portland Square, P.O. Box 586
                              Portland, ME 04112
                                 (207) 774-4000
                                 MARCH 30, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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  Transaction Valuation*                                  Amount of Filing Fee
   $1,543,750                                                   $308.75
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*   Based upon $3.25 cash per share for 475,000 shares.

[x] Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       308.75
Filing Party:                                 Intelligent Controls, Inc.
Form or Registration No.:                     13E-4
Date Filed:                                   March 30, 1998

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      This Amendment No. 1 relates to the Schedule 13E-4 filed by Intelligent
Controls, Inc., a Maine corporation (the "Company"), on March 30, 1998 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the meaning given to them in the Schedule 13E-4. The Schedule 13E-4 is amended as follows:


ITEMS 1 THROUGH 8.

      To the extent any information previously incorporated by reference into Items 1 through 8 of the Schedule 13E-4 is inconsistent with the information added by this Amendment of the Schedule 13E-4, Items 1 through 8 are amended hereby as necessary to reflect the information set forth in this Amendment and in Exhibit 99.(a)(8) hereto.


ITEM 8. ADDITIONAL INFORMATION.

      Paragraph (e) of Item 8 of the Schedule 13E-4 is amended to add the following:

            On May 11, 1998, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., New York City time, on Friday, May 1, 1998. Pursuant to the Offer, the Company accepted for payment 475,000 Shares at a price of $3.25 per Share, which is the Purchase Price for the Offer. The Offer was oversubscribed, with approximately 967,028 Shares properly tendered and not withdrawn. The final proration factor for the Offer is 49.11984 percent and applies to all Shares tendered.

            The Company has been informed that the depositary for the Offer, American Stock Transfer & Trust Company of New York, began issuing payment on May 11, 1998, for the Shares accepted under the Offer and will return unpurchased Shares promptly.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 of the Schedule 13E-4 is amended to add the following exhibit:

            99.(a)(8)    Form of press release, dated May 11, 1998.


                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        INTELLIGENT CONTROLS, INC.


                                        By:  /s/ ROGER E. BROOKS
                                             --------------------------------
                                             Roger E. Brooks, President and
                                             Chief Executive Officer

Dated:   May 13, 1998


                                 EXHIBIT INDEX


Exhibit No.                                  Description
-----------                                  -----------

*99.a(1)       Form of Offer to Purchase, dated March 30, 1998.

*99.a(2)       Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9).

*99.a(3)       Form of Notice of Guaranteed Delivery.

*99.a(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and other Nominees.

*99.a(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.

*99.a(6)       Press release issued by the Company on March 30, 1998.

*99.a(7)       Form of Letter to the Company's shareholders from the President of the
               Company, dated March 30, 1998.

 99.a(8)       Form of press release issued by the Company on May 11, 1998.

*99.c(1)       Investment Agreement, dated March 26, 1998 among the Company, Ampersand
               Specialty Materials and Chemicals III Limited Partnership, Ampersand
               Specialty Materials and Chemicals III Companion Fund Limited Partnership
               and Roger E. Brooks.

*99.c(2)       Form of Stockholders Agreement among the Company, Ampersand Specialty
               Materials and Chemicals III Limited Partnership, Ampersand Specialty
               Materials and Chemicals III Companion Fund Limited Partnership, Roger
               E. Brooks Alan Lukas, Paul E. Lukas, and certain related parties.

*99.c(3)       Form of Employment Agreement between the Company and Roger E. Brooks.

*99.c(4)       Form of Employment Agreement between the Company and Alan Lukas.

*99.c(5)       Form of Employee Stock Restriction Agreement between the Company and
               Roger E. Brooks and related promissory note.

<F*>   Previously filed.